# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aktis Oncology, Inc., CIK 0002035832
CUSIP: 01021M104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 17 Drydock Avenue, Suite #17-401, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001824569
Persons authorized to receive notices and communications: Jean-Philippe Kouakou-Zebouah, Vida Ventures, 10100 Santa Monica Boulevard, Suite 1500, Los Angeles, California (CA), 90067, (818) 800-5840

## Reporting persons
- Vida Ventures II, LLC (CIK 0001776851): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,671,825; sole dispositive power 0; shared dispositive power 5,671,825; aggregate amount beneficially owned 5,671,825 (10.6% of the class)
  Comment: (1) All shares are held of record by Vida II (as defined in Item 2(a) below). VV Manager II (as defined in Item 2(a) below) is the manager of Vida II and may be deemed to have voting, investment and dispositive power with respect to these securities. The Management Committee Members (as defined in Item 2(a)), along with the Investment Committee Members (as defined in Item 2(a)), may be deemed to share voting, investment and dispositive power over the shares held by Vida II.
  
  (2) This percentage is calculated based upon 53,296,950 shares of Common Stock outstanding (which reflects the full exercise by the underwriters of their option to purchase additional shares of Common Stock in connection with the Offering (as defined in Item 3 below), as set forth in the Issuer's prospectus on Form 424(b)(4) and filed with the United States Securities and Exchange Commission (the "Commission") on January 9, 2026 (the "Prospectus").
- Vida Ventures II-A, LLC (CIK 0001781930): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 157,387; sole dispositive power 0; shared dispositive power 157,387; aggregate amount beneficially owned 157,387 (0.3% of the class)
  Comment: (1) All shares are held of record by Vida II-A (as defined in Item 2(a) below). VV Manager II is the manager of Vida II-A and may be deemed to have voting, investment and dispositive power with respect to these securities. The Management Committee Members, along with the Investment Committee Members, may be deemed to share voting, investment and dispositive power over the shares held by Vida II-A.
  
  (2) This percentage is calculated based upon 53,296,950 shares of Common Stock outstanding as set forth in the Prospectus.
- VV Manager II LLC (CIK 0001824569): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,829,212; sole dispositive power 0; shared dispositive power 5,829,212; aggregate amount beneficially owned 5,829,212 (10.9% of the class)
  Comment: (1) Consists of (i) 5,671,825 shares held of record by Vida II and (ii) 157,387 shares held of record by Vida II-A. VV Manager II is the manager of Vida II and Vida II-A and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of Vida II and Vida II-A. The Management Committee Members, along with the Investment Committee Members, may be deemed to share voting, investment and dispositive power over the shares held by each of Vida II and Vida II-A.
  
  (2) This percentage is calculated based upon 53,296,950 shares of Common Stock outstanding as set forth in the Prospectus.
- Helen Kim (CIK 0001422772): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,103; shared voting power 5,829,212; sole dispositive power 2,103; shared dispositive power 5,829,212; aggregate amount beneficially owned 5,831,315 (10.9% of the class)
  Comment: (1) Consists of 2,103 shares subject to stock options granted to Ms. Kim in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Schedule or within 60 days thereafter.
  
  (2) Consists of (i) 5,671,825 shares held of record by Vida II and (ii) 157,387 shares held of record by Vida II-A. VV Manager II is the manager of Vida II and Vida II-A and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of Vida II and Vida II-A. The Management Committee Members, along with the Investment Committee Members, may be deemed to share voting, investment and dispositive power over the shares held by each of Vida II and Vida II-A
  
  (3) This percentage is calculated based upon 53,296,950 shares of Common Stock outstanding as set forth in the Prospectus.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Aktis Oncology, Inc.
Address of issuer's principal executive offices: 17 Drydock Avenue, Suite #17-401, Boston, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Vida Ventures II, LLC ("Vida II"), Vida Ventures II-A, LLC ("Vida II-A"), VV Manager II, LLC ("VV Manager II" and together with Vida II and Vida II-A, the "Reporting Entities") and Helen Kim, a member of the Issuer's board of directors (the "Reporting Individual", and together with the Reporting Entities, collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Arie Belldegrun, Fred Cohen, and Leonard Potter (collectively, the "Management Committee Members"), the members of the management committee of VV Manager II, along with the other members of the investment committee of VV Manager II, Rajul Jain, Joshua Kazam, and the Reporting Individual (the "Investment Committee Members"), may be deemed to share voting, investment and dispositive power over the shares held by each of Vida II and Vida II-A and each such person disclaims beneficial ownership of the securities held by each of Vida II and Vida II-A, except to the extent of such person's pecuniary interest therein.
Residence or business address: The principal business office of the Reporting Persons is 10100 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90067.
Present principal occupation or employment: The principal business of each Reporting Entities is venture capital investing. The Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes and is a member of the investment committee of VV Manager II.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Entities is a limited liability company organized in the state of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In February 2021, Vida II purchased 3,892,000 shares of the Issuer's Series A Redeemable Convertible Preferred Stock for a purchase price of $2.00 per share and an aggregate purchase price of $7,784,000.00.

In February 2021, Vida II-A purchased 108,000 shares of the Issuer's Series A Redeemable Convertible Preferred Stock for a purchase price of $2.00 per share and an aggregate purchase price of $216,000.00.

In January 2022, Vida II purchased 3,892,000 additional shares of the Issuer's Series A Redeemable Convertible Preferred Stock for a purchase price of $2.00 per share and an aggregate purchase price of $7,784,000.00.

In January 2022, Vida II-A purchased 108,000 additional shares of the Issuer's Series A Redeemable Convertible Preferred Stock for a purchase price of $2.00 per share and an aggregate purchase price of $216,000.00.

In August 2022, Vida II purchased 7,054,250 additional shares of the Issuer's Series A Redeemable Convertible Preferred Stock for a purchase price of $2.00 per share and an aggregate purchase price of $14,108,500.00.

In August 2022, Vida II-A purchased 195,750 additional shares of the Issuer's Series A Redeemable Convertible Preferred Stock for a purchase price of $2.00 per share and an aggregate purchase price of $391,500.00.

In September 2024, Vida II purchased 3,648,750 shares of the Issuer's Series B Redeemable Convertible Preferred Stock for a purchase price of $4.00 per share and an aggregate purchase price of $14,595,000.00.

In September 2024, Vida II-A purchased 101,250 shares of the Issuer's Series B Redeemable Convertible Preferred Stock for a purchase price of $4.00 per share and an aggregate purchase price of $405,000.00.

On January 12, 2026, immediately prior to the closing of the Issuer's initial public offering (the "Offering"), each share of the Issuer's Series A and Series B Preferred Stock automatically converted into shares of the Issuer's Common Stock on a 3.8044-for-one basis and without payment of additional consideration (the "Conversion").

On January 12, 2026, Vida II purchased 812,455 shares of the Issuer's Common Stock, in connection with the Offering, for a purchase price of $18.00 per share and an aggregate purchase price of $14,624,190.00.

On January 12, 2026, Vida II-A purchased 22,545 shares of the Issuer's Common Stock, in connection with the Offering, for a purchase price of $18.00 per share and an aggregate purchase price of $405,810.00 (together with the purchase by Vida II, the "Purchase").

Following the Conversion and the Purchase, each of Vida II and Vida II-A directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

All shares of the capital stock of the Issuer covered by this Statement were originally acquired by Vida II and Vida II-A using investment funds provided to each of Vida II and Vida II-A by their respective members. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

The Reporting Individual is a member of the Issuer's board of directors. In addition, Ms. Kim, in her capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards, pursuant to the Issuer's non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Persons have previously retained the right and continue to retain the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer, sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Schedule 13D and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Schedule 13D and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has affected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited liability company agreements of each of Vida II and Vida II-A, the managing members and non-managing members of each of Vida II and Vida II-A, respectively, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Common Stock of the Issuer owned by such entity of which they are a member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with its purchase of shares of the Issuer's Series B Redeemable Convertible Preferred Stock financing, Vida II, Vida II-A and certain of the Issuer's other investors entered into a Third Amended and Restated Investors' Rights Agreement, dated September 20, 2024, with the Issuer (the "Rights Agreement"). The Rights Agreement grants certain rights to Vida II, Vida II-A, including certain demand, piggyback and Form S-3 registration rights with respect to the registrable securities held by them. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1/A (File No. 333-292283) declared effective by the Commission on January 7, 2026 (the "Registration Statement"), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of Vida II, Vida II-A and Ms. Kim has entered into lock-up agreements, pursuant to which each of Vida II, Vida II-A and Ms. Kim have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by each of the Funds for 180 days following the date of the Offering. The terms and provisions of such lock-up agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Ms. Kim, in her capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's 2026 Equity Incentive Plan (the "2026 Plan"), and the Issuer's non-employee director compensation policy (the "Compensation Plan"). The terms and provisions of the 2026 Plan and the Compensation Plan are described in the Registration Statement, and the above summary is qualified by reference to such description and the full text of which is filed as Exhibit 4 and Exhibit 5 to this Statement and are incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Ms. Kim. The indemnification agreement requires the Issuer, among other things, to Ms. Kim for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by Ms. Kim in any action or proceeding arising out of her respective services as director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Registration Statement, which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated January 14, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 2: Third Amended and Restated Investors' Rights Agreement, dated as of September 20, 2024 (filed as Exhibit 4.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as part of Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 4: 2026 Equity Incentive Plan, as amended, and associated forms (filed as Exhibit 10.2 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 5: Non-Employee Director Compensation Policy, as amended, and associated forms (filed as Exhibit 10.5 to the Issuer's Registration Statement on Form S-1/A as filed with the Commisson on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 6: Form of Indemnification Agreement (filed as Exhibit 10.6 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 7: Power of Attorney (Reporting Individual) (filed herewith).

## Signatures
- Vida Ventures II, LLC: By: VV Manager II, LLC, its Manager, /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (01/14/2026)
- Vida Ventures II-A, LLC: By: VV Manager II, LLC, its Manager, /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (01/14/2026)
- VV Manager II LLC: /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (01/14/2026)
- Helen Kim: /s/ Jean-Philippe Kouakou-Zebouah, Attorney-in-Fact for Helen Kim (01/14/2026)
Comment: Signed pursuant to a Power of Attorney included as an Exhibit to this Schedule 13D.